February 27, 2025

Chiyuan Deng
Chief Executive Officer, Chief Financial Officer and Director
AB International Group Corp.
144 Main Street
Mt. Kisco, NY 10549

        Re: AB International Group Corp.
            Form 10-K for the Fiscal Year Ended August 31, 2024
            File No. 000-55979
Dear Chiyuan Deng:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended August 31, 2024
General

1. It appears that certain of your operations may be conducted in the PRC and/or Hong
       Kong. We note, for example, on November 27, 2023, the Company acquired mainland
       China copyrights of 4 movies from All In One Media Ltd. at price of $378,513. Please clarify for us the extent to which your operations are conducted in the PRC and/or
       Hong Kong. Please revise future filings, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-
       based companies. For additional guidance, please see the Division of Corporation
       Finance's Sample Letter to China-Based Companies issued by the Staff in December
       2021. To the extent the Sample Letter to China-Based Companies requests disclosure on the prospectus cover page or in the prospectus summary, please provide such disclosure at the beginning of Item 1 of Form 10-K; in addition, please include a discussion of the transfer of cash within the company in Item 7 of Form 10-K. In your response, provide us with the proposed revised disclosure you undertake to include in future filings.
       We remind you that the company and its management are responsible for the accuracy
 February 27, 2025
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction